

February 4, 2014

Via E-mail
Mr. Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

> **Re:** **Abercrombie & Fitch Co.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed April 2, 2013**
> **Schedule 14A Filed May 16, 2013**
> **Response dated January 29, 2014**
> **File No. 001-12107**

Dear Mr. Ramsden:

We have reviewed your response and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Schedule 14A Filed May 16, 2013

Compensation, Discussion and Analysis, page 42

1.   We note the significant changes to Mr. Jeffries's options, SARs and total compensation from 2011 to 2012. With a view to clarifying disclosure, please advise us of the reasons for the changes. For example, it is unclear to what extent the changes resulted from declining stock price or amendments to his employment agreements as discussed in the bullet points beginning on page 46.

2.   We note the operating income figures on page 50 have been adjusted for various reasons, presumably in accordance with the company's Incentive Compensation Performance

Plan. Please reconcile the $426 million operating income total with the company's fiscal 2012 operating income of $374 million, by quantifying any adjustments made.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining